Exhibit 12.1

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (1)

		Year Ended December 31,
	March 31, 2010	2009	2008	2007
	(in NOK thousands except for ratio)
FIXED CHARGES:
Interest and Commissions on debt and capital contribution securities	1,020,821	5,677,664	11,118,228	8,291,657
Other interest and borrowing expenses	17,704	72,240	109,532	81,968
Estimate of the interest within rental expense	—	76	334	317

Total fixed charges, as defined	1,038,525	5,749,980	11,228,094	8,373,942

EARNINGS:
Total comprehensive income	-194,357	-1,801,800	3,313,616	-273,988
Income taxes	75,583	-699,091	1,288,707	-110,040
Fixed charges, as defined	1,038,525	5,749,980	11,228,094	8,373,942

Total earnings, as defined	919,751	3,249,089	15,830,417	7,989,914

RATIO OF EARNINGS TO FIXED CHARGES(2)(3)	—	—	1.41	—

The amount of coverage deficiency:	118,774	2,500,891	—	384,028

(1)	The ratio computation reflects for all periods presented the effect of the discontinued operations resulting from the sale of Kommunekredit completed on June 24, 2009.

(2)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income plus income taxes and fixed charges. Fixed charges represent interest and commissions on debt and capital contribution securities, other interest and borrowing expenses and estimates of the interest within rental expenses.

(3)	For purposes of calculating the ratio of earnings to fixed charges, earnings include net income (profit/(loss) for the year) plus income taxes and fixed charges. The ratio of earnings to fixed charges as of March 31, 2010 had a deficit due to negative earnings of NOK 119 million (USD 20 million). The negative earnings were driven by unrealized losses on the fair value of our own debt. The ratio of earnings to fixed charges in the year ended December 31, 2009 had a deficit due to negative earnings of NOK 2,501 million (USD 433 million). The ratio of earnings to fixed charges in the year ended December 31, 2007 had a deficit of NOK 384 million (USD 71 million). The negative earnings in the year ended December 31, 2007 were driven by the impact of reduced market values of our investments in securities.